EXHIBIT 21.1

SUBSIDIARIES OF HOMEBANC CORP.

HomeBanc Corp. had the following subsidiaries as of the date of this Report:

NAME	JURISDICTION OF ORGANIZATION

1. HomeBanc Mortgage Corporation	Delaware

2. HomeBanc Funding Corp.	Delaware

3. HomeBanc Funding Corp. II	Delaware

4. HMB Acceptance Corp.	Delaware

5. HomeBanc Title Partners LLC*	Florida

*	HomeBanc Title Partners, LLC is a joint venture in which HomeBanc Corp. owns 85% and Security First Title Affiliates, Inc. owns 15%.